Chesapeake Midstream Partners, L.P.

900 N.W. 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

March 6, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Leslie

Re:	Chesapeake Midstream Partners, L.P.
Registration Statement on Form S-4
File No. 333-179470

Ladies and Gentlemen:

Reference is made to the telephone call on February 16, 2012 between Mr. Daniel Leslie of the Staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and Mr. Michael S. Telle of Bracewell & Giuliani LLP, outside counsel to Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), with respect to the Registration Statement on Form S-4 (File No. 333-179470) initially filed with the Commission on February 10, 2012 (the “Registration Statement”).

During the call, the Staff noted the following comments, below which each of our responses is set forth:

1.	The Registration Statement must include the undertaking set forth in Item 512(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised page II-7 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed herewith, to include the required undertaking.

2.	The Partnership is requested to revise its disclosure in the Registration Statement to articulate the circumstances under which it may extend the exchange offer period.

Response: We acknowledge the Staff’s comment and have revised page 43 of Amendment No. 1 to include the requested disclosure.

Securities and Exchange Commission

March 6, 2012

3.	The Partnership is requested to set forth in the Registration Statement or supplementally in a letter to the Staff the basis on which the Partnership meets the requirements for the exchange offers.

Response: Accompanying this letter is a supplemental letter stating that the Partnership is registering the new notes in reliance on the Commission’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters.

Should any member of the Staff have a question regarding our response set forth above, or need additional information, please do not hesitate to call Brad Mueller at (405) 935-1906, Regina Gregory at (405) 935-2143 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

Very truly yours,

Chesapeake Midstream Partners, L.P.

By: Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ David C. Shiels
David C. Shiels
Chief Financial Officer